[Rutan & Tucker, LLP Letterhead]

August 10, 2005

Maryse Mills-Apenteng
Office of Mergers and Acquisitions
Mail Stop 4-6
Securities and Exchange Commission
Washington, D. C. 20549

      Re:   Quality Systems, Inc.
            Preliminary Proxy Statement
            Filed on July 29, 2004
            File No. 1-12537

To the Commission:

      This letter is in response to the Commission's comment letter dated August 8, 2005 concerning the Preliminary Proxy Statement filing of Quality Systems, Inc. (the "Company"). The numbered paragraphs set forth below correspond to the comment numbers in the Commission's comment letter.

      1. In the Company's Board meeting held July 28, 2005, the Company's Board acting in response to the recommendation of the Company's independent Nominating Committee resolved that Mr. Hussein no longer be a Board nominee for a variety of reasons including, among other things, his lack of preparation for Board meetings, his inability to work in a collegial and collaborative manner with other Board members and management, his inability to conduct himself in a manner appropriate for public company board meetings including rude and belligerent behavior during those meetings, his frequent threats to bring legal action against individual directors when Board votes run contrary to his wishes, his refusal to provide timely comments upon documents sent for his review, his routine misrepresentation of factual matters, regulations and bylaws, his repeated refusal to sign the Company's Form 10-K (or provide the specific reason for such failure other than he was not legally required to do so), and his failure to provide a completed Director Questionnaire this year to assist the Company in accurately producing its SEC filings. The Board concluded that such actions and behavior were inconsistent with the high standards and exercise of fiduciary duty required of a public company board member and were inconsistent with the interests of the QSI shareholders. The Board, consisting of 9 persons, voted 7-1-1 to support the Nominating Committee's recommendation (Mr. Hussein voted against and another director abstained).

Maryse Mills-Apenteng
August 10, 2005
Page 2


      2. (a) The Company believes that Mr. Hussein's notification of his intention to nominate at least two directors (in addition to himself), is timely under the Company's bylaws and applicable state law. To date, the Company has not had any negotiations or contact with Mr. Hussein concerning this matter other than his attendance at Company Board meetings and a letter accompanying a copy of his Schedule 13D (and delivered on the date of filing of the Schedule
13D) in which he generally repeats the content of his Schedule 13D, demands a copy of the Company's shareholder list through the record date, and provides details concerning his director nominees in accordance with the requirements of the Company's bylaws. The Company has complied with his request for the shareholder list through the record date.

            (b) The information required by Items 4(b) and 5(b) of Schedule 14A has been provided in the Proxy Statement (please see the discussion on pages 3-4 of the Proxy Statement under "Solicitation of Proxies") and as supplemented by the amended Proxy Statement filing accompanying this letter which includes a new "Interests of Participants" section on pages 12 - 14.

      We are forwarding for your convenience a copy of the Proxy Statement marked to show changes via overnight courier.

      Attached is a statement from the Company acknowledging that:

      (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,
RUTAN & TUCKER, LLP


s/THOMAS J. CRANE

Thomas J. Crane


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

                       Statement of Quality Systems, Inc.
                                       to
                       Securities and Exchange Commission

      The undersigned, the Secretary and Chief Financial Officer of Quality Systems, Inc. (the "Company") does hereby acknowledge to the United States Securities and Exchange Commission (the "Commission") that:

            (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

            (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

            (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      IN WITNESS WHEREOF, the undersigned has caused this acknowledgement to be executed on behalf of the Company this 9th day of August, 2005.

                              QUALITY SYSTEMS, INC.


                                  /s/ Paul Holt
                ------------------------------------------------
                Paul Holt, Secretary and Chief Financial Officer


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